# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Helius Medical Technologies, Inc., CIK 0001610853
CUSIP: 42328V884
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-001030
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 640; shared voting power 0; sole dispositive power 640; shared dispositive power 0; aggregate amount beneficially owned 640 (1.01% of the class)

## Item 1. Issuer
Name of issuer: Helius Medical Technologies, Inc.
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Newtown, PA 18940

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
640

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on June 13, 2025, covering 214,050 shares of Common Stock and underlying Warrants purchased on June 6, 2025. The amounts in Row (5), (7) and (9) represent 203 Common Stock and 437 shares of Common Stock underlying Warrants. The percentage set forth on Row (11) of the cover page for the reporting person is based on 63,102 post-split (3,155,111 pre-split) Common Stock outstanding after the offering, as disclosed in the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on June 6, 2025 (assuming none of the pre-funded warrants, common warrants or Placement Agent Warrants included in the offering were exercised) as of June 6, 2025, but gives effect to the Company's 1-for-50 reverse stock split, effective June 30, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 1.01%
Sole power to vote or to direct the vote: 640
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 640
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (08/14/2025)